FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Result of Tender Offer for Shares of Skylark Co., Ltd.

2.	Nomura Announces Change of Indirect Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 11, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Nomura Holdings, Inc.

Nomura Principal Finance Co., Ltd.

Asia Eateries Holdings NV

Result of Tender Offer for Shares of Skylark Co., Ltd.

Tokyo, July 11, 2006—Nomura Principal Finance Co., Ltd. (NPF)1, a wholly owned subsidiary of Nomura Holdings, Inc. (NHI), and Asia Eateries Holdings NV (AEH)2, established by funds advised by CVC Asia Pacific Limited, today announced that SNC Investment Co., Ltd. (SNC), as the tender offeror with 63.33% of its shares held by NPF and 36.67% of its shares held by AEH, completed its acquisition of the shares of Skylark Co., Ltd. (Skylark, TSE: 8180) on July 10, 2006. The tender offer was approved on June 8, 2006, and commenced on June 9, 2006.

1.	Outline of the Tender Offer (as announced on June 8, 2006)

1.1	Trade Name/Address of Tender Offeror:	SNC Investment Co., Ltd.
2-2, Otemachi 2-chome,
Chiyoda-ku, Tokyo

1.2	Trade Name of Target Company:	Skylark Co., Ltd.

1.3	Description of Shares to be Purchased:	Common shares

1.4	Tender Offer Period:	June 9, 2006, to July 10, 2006 (32 days)

1.5	Purchase Price per Share:	2,500 yen per share

2.	Result of Tender Offer

2.1	Number of Shares Tendered and Purchased

Total number of shares planned to be purchased:	72,472,600 shares
Total number of shares tendered:	102,602,217 shares
Total number of shares purchased:	102,602,217 shares

[1]	NPF was established in July 2000 in order to engage in investment activities for companies in Japan.
[2]	AEH is a corporation organized under the laws of Belgium for the purpose of investing in restaurant companies in Japan and Asia. AEH is indirectly owned by CVC Capital Partners Asia Pacific II L.P. and CVC Capital Partners Asia Pacific II Parallel Fund-A, L.P., investment funds advised by CVC Asia Pacific Limited. CVC Asia Pacific Limited was established in 1999 by the CVC Group, a private equity group managing globally approximately 18 billion U.S. dollars (approximately 2 trillion yen).

2.2	Status of Purchase

Total number of applicant shareholders	Total number of shares tendered	Total number of shares purchased	Total number of shares not purchased
18,796	102,602,217 shares	102,602,217 shares	0 shares

As stated in the public notice of the tender offer and the tender offer registration statement, SNC will purchase all tendered shares because the number of such tendered shares is 102,602,217 shares as compared to the total number of shares planned to be purchased, which was 72,472,600 shares.

2.3	Calculation in Case of Purchase of Shares on Pro Rata Basis: N/A

2.4	Change in Number of Shares Owned by SNC due to Tender Offer (rounded to second decimal place):

Prior to the tender offer: 100 shares, 0.00%

Subsequent to the tender offer: 102,602,317 shares, 94.38%

Note:	The percentage of shares owned by SNC is calculated based on 108,708,950 shares (calculated by deducting 9,291,050 treasury shares of Skylark from the total number of 118,000,000 outstanding shares of Skylark, as of December 31, 2005).

2.5	Funds required for tender offer: 256,505 million yen

3.	Method of Settlement and Commencement Date of Settlement

3.1	Name and Location of Head Office of Securities Company/Banks, etc. in Charge of Settlement:

Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome,
Chuo-ku, Tokyo

3.2	Commencement Date of Settlement

Friday, July 21, 2006

3.3	Method of Settlement

A notice of purchase will be mailed to the address of the applying shareholder (or the standing proxy in the case of non-Japanese shareholders) without delay after the end of the tender offer period. Payment of the purchase price will be made in cash. The tender offer agent will, in accordance with the shareholder’s instructions, remit the purchase price without delay after the commencement date of settlement to the account designated by the applying shareholder (or the standing proxy in the case of non-Japanese shareholders) or pay at the head office or branch offices of the tender offer agent.

4.	Locations of Public Copy of Tender Offer Explanatory Statement

SNC Investment Co., Ltd.	2-2, Otemachi 2-chome,
Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.	2-1, Kabuto-cho, Nihonbashi,
Chuo-ku, Tokyo

5.	Outlook

SNC has applied for an approval by the relevant authorities of a management resources reuse plan under the Law on Special Measures for Industrial Revitalization (the “Plan”).

If SNC fails to acquire all the outstanding shares of Skylark (excluding treasury shares held by Skylark) through the tender offer, after obtaining such approval and following the satisfaction of the requirements under Article 12-9 of the Law on Special Measures for Industrial Revitalization prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provisions of Article 450, Paragraph 7 of the same law, SNC plans to implement an exchange of shares (kabushiki kokan) for cash consideration for the shares of Skylark and to merge with Skylark making SNC the surviving company and Skylark the non-surviving company.

After the completion of the tender offer and upon obtaining the approval of the exchange of shares for cash consideration pursuant to the Plan, SNC plans to implement the exchange of shares making SNC the parent company and Skylark its wholly owned subsidiary, and subsequently to deliver cash to the remaining shareholders of Skylark.

SNC plans to implement the exchange of shares without approval at a general meeting of shareholders of Skylark by utilizing the procedure for an informal organizational restructuring provided for in Article 784, Paragraph 1 of the Company Law (if Skylark receives an approval for the Plan, the requirements for qualification as an informal organizational restructuring will change under Article 12, Paragraph 1 of the Industrial Revitalization Law).

In connection with the tender offer and the related procedures described above, including the share exchange, Skylark’s shares are planned to be delisted pursuant to the procedures of the delisting standards of the Tokyo Stock Exchange. After the delisiting of Skylark’s shares, it will not be possible to trade such shares at the Tokyo Stock Exchange.

Ends

For further information please contact:

Nomura Holdings, Inc.

Name	Company	Telephone
Hiroshi Imamura Larry Heiman	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Asia Eateries Holdings NV / CVC Funds

Sakio Takahashi, Makoto Tsuda     Tel. 81-3-3592-6910

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 135 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

CVC

CVC is an independent buy-out group founded in 1981 and has raised over US$18 billion (€16.8 billion) in Europe and Asia. Of this total, US$15.5 billion has been raised in Europe and US$2.7 billion in Asia. CVC Asia Pacific has an integrated network of offices throughout the Asia Pacific region with 22 investment professionals in Hong Kong, Seoul, Sydney and Tokyo. It currently advises private equity funds totalling US$2.725 billion and has established a leading position in the Asia Pacific buy-out market. Since 1999, CVC Asia Pacific has acquired 17 companies in the Asia Pacific Region for a total consideration of more than US$4.3 billion with a combined turnover of US$7.6 billion and employing over 46,500 people.

CVC’s European operations have an experienced team of 53 investment professionals led by 15 partners. Since 1981, CVC has acquired over 220 companies in Europe for a total consideration of more than €61.9 billion. CVC’s current European portfolio of 38 companies has a combined transaction size of over €32.2 billion. CVC operates an integrated European network of 12 offices. The most extensive and longest established team of any private equity group in Europe.

Nomura Announces Change of Indirect Subsidiary

–Acquisition of shares–

Tokyo, July 11, 2006—Nomura Holdings, Inc. (NHI) today announced that Nomura Principal Finance Co., Ltd. (NPF), a wholly owned subsidiary of NHI which holds a 63.33% stake in SNC Investment Co., Ltd. (SNC), acquired 86.95% of the outstanding shares of Skylark Co., Ltd. (Skylark) through a tender offer conducted by SNC. Accordingly, Skylark has become an indirect subsidiary of NHI.

1.	Outline of Subsidiary

(1)	Trade name: Nomura Principal Finance Co., Ltd.

(2)	Address of head office: 2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan

(3)	Representative: Akira Maruyama, President & CEO

2.	Reasons for Change

On June 8, 2006, NPF resolved to acquire shares of Skylark through a tender offer to be conducted by SNC, which is 63.33% owned by NPF. The tender offer commenced on June 9, 2006.

The tender offer was completed on July 10, 2006. The total number of tendered shares was 102,602,217 shares as compared to the total number of shares planned to be purchased, which was 72,472,600 shares. Accordingly, as described in the tender offer registration statement, SNC will purchase all of the tendered shares.

The tender offer is part of a management buyout (MBO)1 by the management of Skylark.

3.	Method of Change (Share Acquisition through Tender Offer)

(1)	Trade name of tender offeror: SNC Investment Co., Ltd.

(2)	Address of head office of tender offeror: 2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan

(3)	Representative: Akira Maruyama, President & CEO

(4)	Tender offer period: June 9, 2006, to July 10, 2006 (32 days)

(5)	Purchase price per share: 2,500 yen per share

(6)	Number of tendered shares and number of shares planned to be purchased

Total number of shares planned to be purchased: 72,472,600 shares (percentage ownership as compared to all outstanding shares: 61.42%)

Total number of tendered shares: 102,602,217 shares (percentage ownership as compared to all outstanding shares: 86.95%)

Total number of shares purchased: 102,602,217 shares (percentage ownership as compared to all outstanding shares: 86.95%)

(7)	Funds required for the Tender Offer: 256,505 million yen

4.	Outline of Indirect Subsidiary (as of December 2005)

(1)	Trade name: Skylark Co., Ltd.

(2)	Representative: Kiwamu Yokokawa, Chairman of the Board Yasutaka Ito, President and CEO

(3)	Address of head office: 25-8, Nishikubo 1-chome, Musashino-shi, Tokyo, Japan

(4)	Date of incorporation: April 1962

(5)	Main business: Dining out and food business

(6)	Accounting term: Ending in December

(7)	Number of employees: 4,275

(8)	Main operations: 3,213 restaurants nationwide operated by Skylark group companies

(9)	Net assets: 74,150 million yen

(10)	Gross assets: 202,957 million yen

(11)	Business results (net sales): 279,628 million yen

[1]	“Management buyout” (MBO) generally means a transaction pursuant to which the management of the target company, jointly with financial investors, purchases shares of the target company.

5.	Date of Change

Friday, July 21, 2006 (the commencement date of settlement for the tender offer)

6.	Change in number of shares owned by SNC prior to and subsequent to acquisition of shares of indirect subsidiary

Number of shares owned prior to the acquisition: 100 shares (0.00%)

Number of shares owned subsequent to the acquisition: 102,602,317 shares (94.38%)

Note:	The percentage of shares owned by SNC is calculated based on 108,708,950 shares (calculated by deducting 9,291,050 treasury shares of Skylark from the total number of 118,000,000 outstanding shares of Skylark, as of December 31, 2005).

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 135 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.